EXHIBIT 43


STATE OF OHIO           )           IN THE COURT OF COMMON PLEAS
                        ) SS:
CUYAHOGA COUNTY         )           Case No.: 347063

FIRST UNION REAL ESTATE             )
EQUITY AND MORTGAGE                 )
INVESTMENTS,                        )
                                    )
                                    )
           Plaintiffs,              )
                                    )
vs.                                 )
                                    )     JUDGMENT ENTRY REGARDING
                                          ------------------------
GOTHAM PARTNERS, L.P., et al.,      )     PLAINTIFF'S MOTION FOR
                                          ----------------------
                                    )     PRELIMINARY INJUNCTION
                                          ----------------------
           Defendants.              )

Timothy J. McGinty, J:
----------------------

     On January 16, 1998, the plaintiff herein, First Union Real Estate Equity and Mortgage Investments ("First Union"), a publicly traded real estate investment trust ("REIT") organized pursuant to Ohio law, filed its complaint for preliminary injunction, permanent injunction and declaratory relief. The defendants, Gotham Partners, L.P. and Gotham Partners II, L.P., limited partnerships organized pursuant to New York law and shareholders of First Union ("Gotham"), filed an answer and counterclaim. The issues addressed herein pertain exclusively to plaintiff's request for preliminary injunction. The parties have ably presented their positions in a full evidentiary hearing and have thoroughly briefed the issues. Both sides have been effectively represented in two weeks of hearings by highly qualified and experienced counsel from prestigious law firms.

     Pursuant to Ohio Civil Rule 65 and case law expounding its application, the court's considerations are appropriately focused on the following issues:

     1)   The likelihood of the movant's success on the merits;
     2)   Whether there is an adequate remedy at law;
     3)   Will there be irreparable harm if the injunction is not granted;
     4) What injury to the parties and others will be caused by the granting of the injunction;
     5) The public interest that will be served by the granting of the injunctive relief; and
     6) Whether the injunctive relief sought is for the purpose of maintaining the status quo pending trial on the merits.

Diamond Co. v. Gentry Acquisition Corp. (1988), 48 Ohio Misc. 2d 1, 2 (Cuy. Co. Ct. C. P. 1988).

     By making application for injunctive relief -- an extraordinary remedy, Lykins v. Dayton Motorcycle Club (1972), 33 Ohio App. 2d 269, 269
-- plaintiff has assumed the burden of establishing by clear and convincing evidence that it is entitled to such relief. Diamond at 2, citing Southern Ohio Bank v. Southern Ohio Savings Assn. (1976), 51 Ohio App. 2d 67, 69. As such, plaintiff's burden of proof to establish the above enumerated issues is "a degree of evidence . . . that is less than the degree required in a criminal case but more than that required in an ordinary civil action." Id., citing Household Finance Corp. v. Altenberg (1966), 5 Ohio St. 2d 190.

     In its motion for preliminary injunction, plaintiff correctly states that defendants agreed to be bound by the terms of First Union's Declaration of Trust and By-Laws when they purchased First Union shares. Plaintiff claims that defendants have breached the contractual obligations that it owes to First Union and its other shareholders. Gotham's alleged breaches have occurred as a result of: a) Gotham's proposal to increase the size of First Union's Board of Trustees and the nomination of a slate of candidates for consideration; b) Gotham's failure to disclose information requested by First Union; and c) Gotham's nomination of persons for election to First Union's Board.

     Before engaging in a substantive analysis pursuant to Judge James J. McMonagle's noted Diamond opinion, and to provide the necessary chronology of events, the parties' history must be reviewed. Currently controlling an approximate $30 million investment in First Union stock, Gotham made its first acquisition of First Union shares in November 1996. In early to mid June 1997, Gotham, as required by The Securities Exchange Act of 1934, filed a Schedule 13D with the Securities and Exchange Commission (the "SEC") disclosing its beneficial ownership of greater than 5% of the outstanding shares of First Union. 15 U.S.C. ss. 78m(d). The 13D disclosed other information including that William A. Ackman and David P. Berkowitz manage Gotham's affairs and the affairs of Gotham's general partner, Section H Partners, L.P. through two corporations -- Karenina Corp. and DPB Corp. -- which are the sole general partners of Section H Partners, L.P. The 13D further supplied that none of the aforementioned entities that constitute "Gotham" is a party "to any contract, arrangement, understanding or relationship with respect to any securities of [First Union]" with any other person or entity. No formal request for further information regarding ownership was made by First Union at that time.

     Dissatisfied with recent decisions of First Union's management, and uncertain of its ability to maximize its REIT status, Gotham sent a letter to First Union's Board of Trustees and the Board of Directors of First Union Management, Inc., First Union's affiliated management company. The letter, dated July 14, 1997, while openly critical of First Union's management, provided information regarding accepted alternative management techniques and issued an invitation for discussion with Gotham. The letter, written by Gotham managing partner, William A. Ackman, and sent to First Union CEO James C. Mastandrea and First Union's Trustees was very frank and specifically outlined Gotham's plans and why they had invested in First
Union:

     We believe the company has significant unrealized equity appreciation potential which is unlikely to be realized under the Company's current leadership . . . We believe it is similarly appropriate for the Board to assess whether existing management possesses the skills required to implement the Company's intended strategic plan.

Gotham's letter outlined in detail their four primary reasons for concern regarding their investment in First Union: I. "Management appears to have been unaware of the Company's Corporate Structure"; II. "Overpayment for Imperial Parking Acquisition"; III. Management has diluted shareholders with poorly executed equity offerings"; and IV. "Management lacks the requisite background and experience." Mr. Ackman then urged the First Union Board of Trustees to consider value maximizing strategies that other pair-share REITs had used with success. He then accused First's
CEO of being, "unwilling to consider any proposal to the Company which does not allow him to remain in control of FUR [First Union Real Estate]." Mr. Ackman then concluded his nine-page letter by urging the Board to unlock the tremendous potential value of the Company, "by replacing management with new leadership that is committed to utilizing the staple-stock structure in an effective and value enhancing manner, has relevant, credible experience and views shareholders as an important constituency, not as an adversary."

     First Union management was unwilling to accept Gotham's invitations to meet for a discussion to address its concerns. (PX4, July 23, 1997 letter from Gotham to Mr. Mastandrea, CEO; and DX245, July 15, 1997 First Union press release stating that Gotham's proposal "serves [Gotham's] own short term purposes" and further suggesting the Gotham partnerships to be "short-term players . . . in it for a quick profit"). The record reflects that Gotham's letters did however prompt action within First Union management.

     First Union's Board of Trustees met on August 12, 1997. Gotham's July 14 letter was a topic of discussion at the meeting and First Union decided to demand certain ownership information of Gotham. First Union states the requests for information were motivated by a desire to protect its REIT status. Gotham attributes First Union's actions to management's protective tactics which result from Gotham's call for replacement of management in Gotham's July 14, 1997 letter to the Board. First Union's position is unsupported by the minutes of the meeting, while First Union Trustee Mr. Conway testified upon deposition that Gotham's July 14 letter was the catalyst for the request. (Conway Dep. at 17:23-18:15.)

     Following the Board's decision to inquire as to Gotham's ownership, on August 20, 1997, CEO James Mastandrea requested as follows:

     [K]indly describe in writing the nature of all such actual, "constructive" (as defined under the Internal Revenue Code) and "beneficial" (as defined under Section 13(d) of the Securities Act of
     1934) ownership of First Union securities by [Mr. Berkowicz] . . . , Mr. Ackman, and by any and all Gotham entities, affiliates and group members. In addition, we are requesting that you provide detailed information about the legal status, structure and ownership of each entity, affiliate and group member.

The request for actual and constructive ownership information is consistent with Section 11.7(FN1) of the Declaration of Trust but redundant as regards beneficial ownership information which had been provided pursuant to Gotham's 13D filings. The letter also referenced Article 6, Section 6(c) of the By-Laws(FN2).


[FN]
1     Section 11.7. Information on Share Ownership
      Every Beneficiary shall be obligated to furnish to the Trustees upon demand a written statement disclosing the actual and constructive (as the terms "actual" and "constructive" are defined for purposes of the "real estate investment trust" provisions in the Internal Revenue Code and the regulations proposed or in effect thereunder) ownership of the shares registered in the name of such Beneficiary. A list of the Beneficiaries failing or refusing to comply in whole or in part with a demand of the Trustees for such written statement shall be maintained by the Trustees as part of the records of the Trust. The Trustees may establish such requirements as to furnishing of information as to actual or constructive ownership of shares as they may from time to time deem advisable and may, under provision in the By-Laws, condition the issuance of certificates and registration of ownership of shares in the name of any person upon the furnishing of such information and on such information showing that issuance of the certificate and registration of such person as a Beneficiary will not, in the opinion of counsel for the Trust, result in the Trust becoming disqualified for taxation as a real estate investment trust under the Internal Revenue Code.

2     Section 6. Restrictions on Issuance and Transfer of Securities.
      c) Ownership of Securities is conditional upon the owner or prospective owner having provided to the Trust definitive written information respecting his ownership of Securities. Failure to provide such information, upon reasonable request shall result in the Securities so owned being treated as Excess Securities pursuant to Paragraph b) for so long as such failure continues.

     On September 8, 1997, Gotham replied to the Board's August 20 request by parsing out, as requested, Gotham's and Gotham II's actual and constructive ownership of First Union shares and specifically denied that Gotham's management individually, or through any entity controlled by them, actually, constructively or beneficially owned any other equity interests in First Union. (PX7). Information to the same effect as above stated was also filed with the SEC as an amendment to Gotham's 13(D). (DX13B) Three days after making this response to First Union the Trust declared a third quarter dividend, payment of which was received by Gotham on October 30, 1997.

     Seeking yet greater ownership information, CEO Mastandrea wrote to Gotham on October 7, 1997: "In particular, you are obligated to provide the names of each and every member of Gotham I and Gotham II, as well as each and every member of other entities who own First Union stock . . . " (DX8) Heretofore unable to satisfy First Union's demands for Gotham's ownership information through his responses, William A. Ackman, a Gotham managing partner, called CEO Mastandrea offering cooperation if the CEO would explain the nature of the information needed and, for the third time, requested to meet with First Union representatives. According to Mr. Ackman's testimony, it was agreed that the unsatisfied technical details regarding ownership could be resolved through both entities counsel. Further, counsel for First Union and Gotham conferred and agreed that Mr. Mastandrea and Mr. Ackman would meet on December 29, 1997 -- Mr. Mastandrea's first available date -- five and one half months after Gotham's initial request for such a meeting.

     From late November to January 1, 1998, little transpired between the parties as to ownership interest. However, events of significance occurred in the form of a fourth quarter dividend declaration and Mr. Mastandrea's late-December cancellation of Gotham's long sought meeting with First Union. No alternative date for meeting was proposed by Mr. Mastandrea. Gotham's Ackman testified that he had grown suspicious of Mr. Mastandrea's actual intentions and had used the month to prepare, with his attorneys, contingency plans in the event that First Union's CEO was stalling for time and attempting to get past the last possible date to submit a proposal for presentation at the next annual meeting.

     First Union's annual meeting was set for April 14, 1998, with the final date for shareholder proposals for vote set for January 8. On January 8, Gotham hand-delivered the notice which lies at the heart of this dispute. The Notice, in brief, proposes to: 1) nominate three candidates for election to Board seats whose terms are expiring in 1998; 2) expand the Board by creating six new seats; and 3) nominate candidates to fill the proposed new positions. The Notice provided further information as required by First Union's advanced notice provision. (See, By-Laws Article 1, ss. 7.) The Notice included a request that "any questions concerning [the] notice or any related legal matters be addressed to Gotham's counsel." (PX9.)

     Gotham's January 8, 1998 proposal not only threatened First Union's existing management structure, but if passed, would likely result in its ouster. To contest the validity of Gotham's Notice, First Union mounted a double-pronged attack on January 16, 1998. First, it sent Gotham a letter stating that its Notice was deficient for reasons identified and unidentified, curable and noncurable. A volley of letters ensued between the parties' attorneys with Gotham asserting its compliance, attempting to satisfy First Union by providing greater and greater levels of information and requesting "immediate notice" if the First Union continued to deem the Notice unsatisfactory. (DX15,PX11,PX13)

     On January 20, 1998, First Union's Secretary Paul Levin wrote that Gotham's Notice "continues to be deficient in not identifying limited partners and other Beneficiaries and beneficial owners who support Gotham's proposal and nominations." (See, PX12.) Gotham reiterated its position that its Notice was satisfactory, that First Union's notice of deficiencies was flawed, stated that, "as of the date of the Notice and as of [January 21], Gotham has no knowledge of any Beneficiary or beneficial owner of any Shares, other than the Shares beneficially owned by Gotham and Gotham II .
 . . that is known to be supporting its nominations or proposal" and requested immediate notification of deficiency and additional time to cure. (See, PX13.) In the second prong of its attack and by decision of the Board, First Union filed the within action seeking: a) a determination that Gotham's approximate 2,500,000 shares are excess and not entitled to vote; and b) a determination that Gotham's Notice and proposal was a nullity.

     The relationship between First Union and Gotham is governed by First Union's Declaration of Trust and By-Laws. First Union claims that Gotham has breached its obligations to the Trust and seeks a determination by this court that would totally disenfranchise Gotham of its two and one half million shares thereby rendering its investment powerless in the upcoming annual meeting. Hence, the issues presented by First Union in its complaint center on the interpretation of the Declaration of Trust as a contract. Berry v. McCourt (1965), 1 Ohio App.2d 172, 172 (Franklin Cty. App.).

     First Union maintains that Article VI, ss. 6(c) of its By-Laws "automatically" renders Gotham's shares as "Excess Securities" thereby stripping Gotham of its proposal and voting rights for the upcoming annual meeting. Article VI, ss. 6(c) provides:

     Ownership of Securities is conditional upon the owner or prospective owner having provided to the Trust definitive written information respecting his ownership of Securities. Failure to provide such information, upon reasonable request shall result in the Securities so owned being treated as Excess Securities pursuant to Paragraph b) for so long as such failure continues.

Plaintiff claims that it was Gotham's failure to provide ownership information that automatically triggered this provision. Plaintiff's proof centers on: 1) a need to abide by ownership limitations imposed by the Internal Revenue Code in order to maintain its REIT status; 2) First Union's interpretation of Article VI, ss. 6(c); and 3) a series of letters specific as to the nature of the information sought but vague as to its actual object.

     With regard to First Union's need to abide by ownership limitations, plaintiff has failed to establish that Gotham has ever owned 9.8% -- the amount necessary to trigger Article VI, ss. 6 -- of First Union shares. And, if it did own more than 9.8%, only that percentage that exceeded 9.8% would be excess shares.

     Plaintiff's second and third theories of the applicability of the Excess Securities provision are inconsistent and disingenuous. First Union initially argues that because Gotham failed to provide "certain" ownership information, the Excess Securities provision applies automatically. Not only is such an interpretation completely contrary to First Union's treatment of the provision (see, PX15, February 2, 1998 letter from Secretary Levin to Gotham, "[T]HE BOARD OF TRUSTEES . . . HAS DETERMINED that securities of First Union claimed to be owned by you constitute 'Excess Securities'" (emphasis added)), it also flies in the face of First Union's treatment of other shareholders who are perhaps less aggressive and threatening to management. (PX35, January 16, 1998 letters from Secretary Levin to certain shareholders, in which Levin maintains that the Board has "broad authority ... to take remedial action" if a shareholder fails to provide ownership information, including determining that the shares are "Excess Securities.")(emphasis added.) Neither Apollo L.P. or Franklin L.P., both owners of greater than 5% of First Union, were sent the demands for more specific ownership information pertaining to their limited partners as was sent to Gotham. But then, neither Apollo nor Franklin had sent the First Union Board a letter calling for the replacement of existing management.

     Further, the language of Article VI, ss. 6(c) fails to support a finding that application of the provision is automatic: "Failure to provide such information, upon reasonable request shall result in the Securities so owned being treated as Excess Securities . . . " Where language employed in a contract is clear and unambiguous on its face, a court may not resort to rules of construction to ascertain the meaning of the words used. Kelly v. Medical Life Ins. Co. (1987), 31 Ohio St.3d 130, 132. It is a maxim of contract interpretation that words be given their plain meaning. It is NOT reasonable to interpret as automatic language that on its face requires the Trust to initiate a request. The request of the information is a precursor to its application as it is the ultimate sanction (i.e., classification as "excess" and disenfranchisement).

     First Union's third and fourth rationale -- that because Gotham failed to supply information regarding its limited partners the "Excess
Securities" provision applies -- is equally unpersuasive. First, Article VI, ss. 6(c) requires submission of "definitive written information" upon reasonable request. The Declaration and By-Laws do not indicate the nature and quality of the information necessary to satisfy the provision. However, the exhibits discussed in the chronology, supra, support Gotham's provision of actual, constructive and beneficial ownership information. They further establish that First Union's first request for Gotham to identify its Limited Partners came on January 20, 1998, four days after the filing of the Complaint herein. (PX12.) Prior to that request, First Union consistently asserted that it was seeking ownership information but did not specifically indicate that Gotham's response was insufficient for lack of a list of its limited partners.

     First Union's complaint included a second assertion that Gotham's Notice and proposal violated the following provisions of the Declaration of Trust and By-Laws: 1) Decl ss. 8.1 provisions for a staggered board; 2)
Article 1, ss. 7 provisions for advanced notice information; and 3) Article V1, ss. 6(c), "Excess Securities."

     First Union's Board of Trustees is currently comprised of nine individuals representing three classes (Class 1, Class II and Class III) of three trustees each. Gotham seeks to take advantage of Decl. ss. 8.1 by increasing the Board to the maximum capacity of trustees -- 15 -- allowed thereunder. First Union argues that Gotham is attempting to "pack" the Board to secure control for itself. Regardless of their motive, the Declaration expressly authorizes that, "[t]he number of Trustees shall be not less than three nor more than fifteen." First Union offers a 1984 proxy statement in support of its claim that First Union and its shareholders had "overwhelmingly approved the staggered board" with the intention of preventing "an owner of a minority interest gain[ing] control of the Trust through a proxy fight with a bare majority of shareholder votes." (See, First Union's Memorandum in Support of . . . Motion for Preliminary Injunction, Tab C.) First Union has failed to address why the shareholders allowed the Declaration to continue to contain an express provision allowing the Board to be expanded at a single annual meeting; See, Decl.
ss. 8.1; see also, DiEleuterio v. Cavaliers of Del., Inc. (Del.Ch.Feb. 9,
1987), 1987 WL 6338; and Larkin v. Baltimore Bancorp (D. Md. 1991), 769 F. Supp. 919, 934. Nor has First Union dispelled Gotham's contention that by creating two new seats in each of the three classes, there is no violation of the provision for a staggered board.

     Plaintiff's second argument, that Gotham failed to comply with the advanced notice procedures required under Article 1, ss. 7, would require plaintiff to establish that 1) they gave Gotham notice of the deficiencies of their Notice and 2) that they allowed Gotham an opportunity to cure. First Union's letter of January 16, 1998 fails to establish that First Union gave Gotham notice of the alleged deficiencies since it vaguely references "noncurable" problems. Further, plaintiff chose to file this action as opposed to allowing Gotham the opportunity to cure.

     With regard to First Union's third argument that the "Excess
Securities" provision nullifies the proposal, the court declines further discussion of it as the issue was thoroughly discussed above.

     For the foregoing reasons the court finds that the plaintiff probably cannot demonstrate by clear and convincing evidence that Gotham violated the Declaration of Trust and By-Laws for failing to provide ownership information or for filing a deficient Notice of proposal. The six requirements of Diamond, supra, are conjunctive. As First Union has failed to establish its likelihood of success on the merits, it is unnecessary to consider the remaining five issues. First Union's attempts to preclude the inevitable proxy contest and possible take over of its current Board and fear of change in management are understandable; however, actions that would deprive a shareholder of exercising rights to a $30 million investment while also depriving other shareholders of the ability to consider valid options are unlikely to satisfy Diamond's fifth requirement that the public interest also be served.

     Gotham appears to have made reasonable attempts to comply with all of First Union's demands for information. There is no credible evidence that Gotham then or now endangered First Union's REIT status. It also appears that this issue, like the others raised by First Union, are simply pretextual. The evidence shows that First Union's demand for information exceeded the requirements of the Internal Revenue Code, its Declaration of Trust and By-Laws.

     The evidence adduced at this hearing demonstrated that the efforts of First Union's management following Gotham's July 14, 1997 letter were primarily motivated by a desire to derail Gotham's efforts to change the Company's course and replace top management. First Union's management's efforts to disenfranchise Gotham do not appear to be designed to protect First Union's REIT status but rather management. All the shareholders should have a fair opportunity to decide the direction of their corporation at the April 14, 1998 annual meeting.

     First Union's Motion for Preliminary Injunction is DENIED.

     IT IS SO ORDERED.
                                           /s/ Timothy J. McGinty
                                          ----------------------------
                                          TIMOTHY J. MCGINTY, JUDGE

DATE: MARCH 27, 1998